UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
a-69101

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Lake Street Capital Markets, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

920 2nd Ave South - Suite 700
(No. and Street)

Minneapolis	MN	55402
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Paul McNamee	612-326-1312	paul.mcnamee@lakestreetcm.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker Tilly US, LLP
(Name – if individual, state last, first, and middle name)

777 E Wisconsin Ave, 32nd Floor	Milwaukee	WI	53202
(Address)	(City)	(State)	(Zip Code)

October 22, 2003	23
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas C. Cullum Jr. _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Lake Street Capital Markets, LLC _____ , as of 12/31 _____ , 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



MICHELLE L STEPHANS
Notary Public
Minnesota
My Commission Expires
Jan 31, 2025

Michelle L Stephans
Notary Public

Signature: _____

Title:
Chief Executive Officer

This **filing**** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☑ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☑ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☑ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Lake Street Capital Markets, LLC

Minneapolis, Minnesota

Statement of Financial Condition

Including Report of Independent Registered Public Accounting Firm

As of December 31, 2022

LAKE STREET CAPITAL MARKETS, LLC

Statement of Financial Condition

As of December 31, 2022

Table of Contents

Report of Independent Registered Public Accounting Firm 1

Statement of Financial Condition.. 2
Notes to Statement of Financial Condition 3-7

Report of Independent Registered Public Accounting Firm

To the Member and Board of Governors of
Lake Street Capital Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Lake Street Capital Markets, LLC (the Company) as of December 31, 2022, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provided a reasonable basis for our opinion.

Baker Tilly US, LLP

We have served as the Company's auditor since 2013.

Milwaukee, Wisconsin
March 20, 2023

Lake Street Capital Markets, LLC

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2022

ASSETS		
Cash	$	6,103,653
Deposit with clearing broker		115,702
Lease deposits		16,105
Receivables from clearing broker		301,931
Receivables from customers		1,875,368
Prepaid expenses		157,038
Investments in securities, at fair value (cost $853,732)		94,696
Furniture and equipment, at cost, net of accumulated depreciation of $345,820		194,654
Right-of-use assets		179,425
TOTAL ASSETS	$	9,038,572
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable	$	391,944
Accrued payroll		4,731,882
Accrued expenses		27,560
Deferred revenue		270,000
Lease liabilities		215,520
TOTAL LIABILITIES		5,636,906
Member's equity		3,401,666
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	9,038,572

See accompanying notes to statement of financial condition

(1) Organization and Nature of Business

Lake Street Capital Markets, LLC (the Company) is a wholly-owned subsidiary of Lake Street Holdings, LLC (the Member). The Company, organized as a limited liability company under the Minnesota Limited Liability Company Act, is an introducing broker-dealer registered with the SEC and a member of the Financial Industry Regulatory Authority (FINRA) and commenced operations on November 30, 2012. The Company provides investment banking and securities brokerage services to institutional and corporate clients. The Member experiences limited liability to the extent of its capital balance.

(2) Significant Accounting Policies

A summary of the Company's significant accounting policies follows:

Cash –The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company believes it is not exposed to any significant credit risk on cash. At December 31, 2022, $5,353,652 was held at financial institutions and was in excess of the FDIC insurance limit.

Investments – Investment securities are typically common stock and warrants and are carried at fair value with realized and unrealized gains or losses recorded in other income.

Deposit with clearing broker – The Company maintains a minimum deposit of $100,000 with the clearing broker, RBC Clearing & Custody, Inc. As of December 31, 2022, the deposit amount was $105,000. Additionally, as of December 31, 2022, the Company held a deposit balance of $10,702 at the Company's former clearing broker, Wedbush Securities, Inc. The Company expects this balance to be transferred back from Wedbush Securities, Inc. by the end of the first quarter, 2023.

Receivable from clearing broker — Receivable from clearing broker-dealer represents amounts arising primarily in connection with security transactions and is stated at the amount management expects to collect. No allowance for credit losses are recorded as these receivables are short-term in nature and no material losses are expected. The Company monitors the credit standing of the clearing organization with which it conducts business to mitigate the Company's exposure to credit risk.

Receivables from customers - Receivables from customers (accounts receivable) are obligations due under normal trade date terms requiring payment within 30 days of the invoice date. Accounts receivable are reported net of any estimated allowances for credit losses and contractual adjustments. All receivables from customers are uncollateralized.

Customer accounts balances with invoices dated over 90 days old are considered delinquent. As of December 31, 2022 the Company had delinquent account balances from two customers totaling $54,341; this balance has subsequently been collected. To provide for receivables that could become uncollectible in the future, the Company may establish an allowance for credit losses to reduce the carrying amount of such receivables to their estimated net realizable value. The allowance is based upon management's assessment of historical and expected net collections, current and future business and economic conditions, and other collection indicators. The Company has reviewed outstanding receivables and has determined no adjustment for credit losses is necessary as of December 31, 2022.

Income taxes – The Company is a single member limited liability company classified as a "disregarded entity" for income tax purposes. Accordingly, these financial statements do not include any provision or liability for income taxes since the income and expenses are reported on the income tax returns of the sole member and the applicable income taxes, if any, are paid by the member.

Use of estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Off-balance sheet risk

The Company clears all transactions for its customers on a fully disclosed basis with RBC Clearing & Custody, Inc., who carries all the customer accounts and maintains the related records. The Company is liable to Wedbush for the transactions of its customers. These activities may expose the Company to off-balance sheet risk in the event other parties are unable or refuse to fulfill their contractual obligations. Commissions and other receivables are unsecured. No allowance for uncollectible accounts was considered necessary as of December 31, 2022.

(4) Fair Value Measurement

Financial Accounting Standards Board (FASB) ASC 820, Fair Value Measurement, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on managements own assumptions about the assumptions that market participants would use in pricing the asset or liability.

For investments in Level 3 securities that do not have readily determinable fair values, the determination of fair value requires the Company to estimate the value of the securities using the best information available. Among the factors considered by the Company in determining the fair value of such financial instruments are the cost, terms and liquidity of the investment, the financial condition and operating results of the issuer, and other factors generally pertinent to the valuation of investments. In addition, even where the Company derives the value of a security based on information from an independent source, certain assumptions may be required to determine the security's fair value. For instance, the Company assumes that the size of positions in securities that the Company holds would not be large enough to affect the quoted price of the securities if the firm sells them, and that any such sale would happen in an orderly manner. The actual value realized upon disposition may differ significantly from the currently estimated fair value.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2022:

	Level 1	Level 2	Level 3	Total
Securities owned:				
Equity	$ 27,800	$ -	$ -	$ 27,800
Warrants	-	-	66,896	66,896
	$ 27,800	$ -	$ 66,896	$ 94,696

The following table is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended December 31, 2022.

	Beginning Balance	Grants	Sales	Unrealized Loss	Realized Loss	Ending Balance
Assets:						
Warrants	$ 295,861	$ -	$ -	$ (223,521)	$ (5,444)	$ 66,896

The following table presents quantitative information about Level 3 measurements at December 31, 2022:

Security	Fair Value	Valuation Technique	Unobservable Input	Range (Average)
Warrants	$ 66,896	Black-Scholes	Comparable Transactions	N/A

(5) Furniture and Equipment

Furniture and equipment consisted of the following as of December 31, 2022:

Computers & Equipment	$	249,575
Furniture & Fixtures		290,899
Total Cost		540,474
Accumulated Depreciation		(345,820)
Furniture & Equipment, net.	$	194,654

(6) Concentrations

The Company recognized accounts receivable of greater than 10% of the total from the following customers:

Percentage of Accounts Receivable	As of December 31, 2022
Customer A	37%
Customer B	26%
Customer C	12%

(7) Leases and Other Contractual Commitments

In accordance with ASC 842, "Leases", the Company's leases with terms longer than twelve months are recorded on the statement of financial condition. The Company leases office space and copiers which are all classified as operating leases. The lease for office space provides for increases in future minimum rental payments.

The lease also includes real estate taxes and maintenance charges, which are excluded from the minimum lease payments.

The Company leases its office facilities and certain equipment under operating leases. A new lease was entered into in January 2018 for the Minneapolis office. The lease is a seven-year term starting March 1, 2018 and concluding February 28, 2025. It provides for base annual payments of $80,457 for the first year and escalates approximately 2.5% per year for the remaining years of the lease.

A new lease was entered into in December 2021 for a printer/copier for the Minneapolis office. The lease is a five-year term starting December 10, 2021 and concluding December 9, 2026. It provides for base annual payments of $5,547 for all five years.

The lease for its Beverly Hills, CA office expires on March 31, 2023 and provides for base annual payments of $19,535 over the term of the lease.

Lease expense	Year Ending December 31, 2022
Operating lease expense	$ 100,544
Total	$ 100,544

Other Information	
Operating cash flows from operating leases	114,108
ROU assets obtained in exchange for new operating lease liabilities	15,309
Weighted-average remaining lease term in years for operating leases	2.3
Weighted-average discount rate for operating leases	4.5%

The future minimum payments required under the leases are as follows:

2023	$	101,577
2024		98,640
2025		21,123
2026		5,084
2027		-
Thereafter		-
Total future minimum lease payments		226,424
Less: interest		(10,904)
Total lease liabilities	$	215,520

Summary of Right-of-use asset / Lease liability as of December 31, 2022:

	Right-of-use Asset	Lease liability
Lease 1	$ 5,084	$ 5,084
Lease 2	19,959	19,959
Lease 3	154,382	190,477
	$ 179,425	$ 215,520

The Company has entered into various contracts related to the license of its securities trading system and other data services which require it to pay license costs over periods ranging from one to three years.

(8) Net capital requirements

The Company is required to maintain a minimum net capital, as defined in Rule 15c3-1 under the Securities Exchange Act of 1934 (as amended), equivalent to the greater of $100,000 or 1/15 of aggregate indebtedness. Net capital and aggregate indebtedness may vary from day to day. At December 31, 2022, the Company had net capital of $1,087,435 which was $723,603 in excess of its required net capital of $363,832. The Company's aggregated indebtedness ratio was 5.02 to 1 as of December 31, 2022.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2022, FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(ii) exemption.

(9) Indemnifications

In the normal course of business, the Company has entered into agreements that include indemnification provisions. The Company has also agreed to indemnify its directors, officers, employees, and agents in certain situations. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against us that have not yet occurred. However, the Company believes the risk of loss related to these agreements is remote.

(10) Subsequent events

The Company has evaluated subsequent events occurring through March 16, 2023, the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's financial statements.